Filed by Putnam Funds Trust, on behalf of its series Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Putnam Focused Equity Fund

Commission File No. 333-235893

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-833-501-4818

PUTNAM CAPITAL SPECTRUM FUND AND PUTNAM EQUITY SPECTRUM FUND
ANNOUNCE CHANGE OF LOCATION OF THE JOINT SPECIAL MEETING
SHAREHOLDERS TO BE HELD ON APRIL 15, 2020 SOLELY
BY MEANS OF REMOTE COMMUNICATION

BOSTON, MA, April 9, 2020 – In light of public health concerns regarding the coronavirus pandemic and to support the well-being of our shareholders and communities, the Special Meeting of Shareholders (the “Meeting”) of Putnam Capital Spectrum Fund and Putnam Equity Spectrum Fund (each, a “Fund”), each a series of Putnam Funds Trust, will be conducted solely by means of remote communication. Shareholders will not be able to attend their Fund’s Meeting in person.

Each Meeting will be held at the previously appointed time on Wednesday, April 15, 2020 at 11:00 a.m. Eastern Time. The Funds urge shareholders to vote in advance of the Meetings by signing and returning their proxy cards or, alternatively, by voting online or by telephone, following the instructions and using the voting control number that appears on their proxy cards. Shareholders may use the proxy cards previously distributed to them to vote their shares by mail, online, or by telephone. The proxy cards will not be updated to reflect that the Meeting will be conducted solely by means of remote communication.

Any shareholder wishing to participate in a Meeting by means of remote communication can do so at www.viewproxy.com/putnamfunds/broadridgevsm/ (the “Meeting website”).

If you were a record holder of Fund shares as of February 19, 2020, please visit the Meeting website no later than 11:00 a.m. Eastern Time on Tuesday, April 14, 2020 to register. Shareholders will need to register for the Meeting by entering the control number found on their proxy card or voting instruction form on the Meeting website. Shareholders who register on the Meeting website will receive a password to enter and instructions for voting during the Meeting.

If you held Fund shares through an intermediary (such as a broker-dealer) as of February 19, 2020, and you want to participate in the Meeting, please visit the Meeting website no later than 11:00 a.m. Eastern Time on Tuesday, April 14, 2020. If you wish to vote at the Meeting you must first obtain a legal proxy from your intermediary reflecting the relevant Fund name(s), the number of Fund shares you held, as well as your name and e-mail address.

The Funds’ Proxy Statement is available at www.putnam.com/static/pdf/email/SpectrumFunds-proxy-voting. pdf.

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